Exhibit 99.3

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD) 1 October 2015 Appendix 3B & Cleansing Notice SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) Prima advises that 6,335,253 ordinary shares have been issued following the vesting and exercise of 6,335,253 Short Term Incentive performance rights (“STIs”). Vesting of the STIs were contingent on the achievement of performance and employment retention conditions set for executives for the 2014-15 financial year. Due to some executives not meeting all vesting conditions, 2,008,823 STIs lapsed. 4,068 627 have been issued to CEO & Executive Director, Mr. Marc Voigt following the vesting and exercise of his STIs after the achievement of his vesting conditions. Mr Voigt’s performance rights were issued in accordance with shareholder approval received on 14th November 2014. The Appendix 3B also includes the exercise and vesting of performance rights for Mr. Pete Meyers relating to his service as a Non-Executive Director of the company. These performance rights were issued in accordance with shareholder approval received on 14th November 2014. Additionally, please be advised of the issue of 800,000 performance rights issued in accordance with the Executive Incentive Plan granted as Long Term Incentives. In relation to the above issuances as further detailed in the attached Appendix 3B, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001(Cth) (the “Corporations Act”) that: 1. the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act; 2. as at the date of this notice the Company has complied with: (a) the provisions of Chapter 2M Corporations Act as they apply to the Company; and (b) section 674 Corporations Act; and 3. As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company. Yours faithfully Prima BioMed Ltd Deanne Miller General Counsel & Company Secretary Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005. Name of entity Prima BioMed Ltd (Company) ABN 90 009 237 889 We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). 1 +Class of +securities issued or to be issued Ordinary Shares Ordinary Shares Ordinary Shares Performance Rights 2 Number of +securities issued or to be issued (if known) or maximum number which may be issued 6,335,253 Ordinary Shares 4,068,627 Ordinary Shares 2,573,529 Ordinary Shares 800,000 Performance Rights Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

3 Principal terms of the +securities (e.g., if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) a) Pari passu with existing Ordinary Shares (PRR) b) Pari passu with existing Ordinary Shares (PRR) c) Pari passu with existing Ordinary Shares (PRR d) 800,000 Performance Rights granted as Long Term Incentives (“LTIs”) have been issued under the Executive Incentive Plan as follows: • Performance rights are granted as LTIs subject to meeting vesting conditions of total shareholder return criteria being achieved and continued employment till 1 October 2017 for 75% of these LTIs and till 1 October 2018 for 25% of these LTIs. • On vesting of LTIs, shares will be issued for no consideration. 4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment a) Yes (PRR) b) Yes (PRR) c) Yes (PRR) (a) d) Yes, if/when the Performance Rights vest to shares. (b) 5 Issue price or consideration Nil Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a) Issued upon vesting of unlisted performance rights issued on 19 September 2014 and 5 August 2015 pursuant to the Prima BioMed Limited Executive Incentive Plan for the 2014 Short term Incentive offer following achievement of the retention performance condition. b) Issued upon vesting of unlisted performance rights issued on 19 September 2014 pursuant to the Prima BioMed Limited Executive Incentive Plan relating to Mr Marc Voigt, subject to shareholder approval received at the AGM on 14 November 2014. c) Mr Pete Meyers exercises 2nd tranche of his performance rights which vested to him i.e. 2,573,529 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 14 November 2014. d) Performance Rights are issued to employee under the Executive Incentive Plan.
6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h *in relation to the +securities the subject of this Appendix 3B*, and comply with section 6i	Yes, although these securities are not being issued under Listing Rule 7.1A
6b	The date the security holder resolution under rule 7.1A was passed	14 November 2014
6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable
6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable
6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	4,068,627 ordinary shares are issued on exercise of performance rights approved for Mr Voigt at the AGM on 14 November 2014. 2,573,529 ordinary shares are issued on exercise of 2nd tranche out of 7,720,588 performance rights approved for Mr Meyers at the AGM on 14 November 2014.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000
Phone: +61 2 9276 1224 Fax: +61 2 8569 1880
www.primabiomed.com.au ABN: 90 009 237 889

6f	Number of +securities issued under an exception in rule 7.2	6,335,253 ordinary shares under exception 9(b) 800,000 performance rights
6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable
6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable
6i	Calculate the entity's remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 October 2015

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,987,275,427	Ordinary fully paid shares (ASX: PRR)
77,378,696	Options exercisable at $0.20 on or before 19 June 2017 (PRRO)

9 **Number and +class of all**

Number	+Class - Options	
Amount	Exercise Price	Expiration Date
740,741	$0.3390	1 February 2016
200,000	$0.1730	20 February 2016
1,515,752	$0.0774	30 June 2018
165,116	$0.0774	30 June 2018

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000
Phone: +61 2 9276 1224 Fax: +61 2 8569 1880
www.primabiomed.com.au ABN: 90 009 237 889

147,628,500	$0.05019	12 December 2018
371,445,231	$0.0237	4 August 2020
8,475,995	$0.025	4 August 2025

Number	+Class – Performance Rights	
Amount	Type	Expiration Date
30,918,333	LTI	30 October 2018
31,333,333	PRs	Each tranche of PRs will expire 30 days from each tranche vesting date indicated in this appendix 3B released on 5 August 2015
3,431,373	NED PRs	Each tranche of NED PRs will expire 30 days from each tranche vesting date indicated in this appendix 3B released on 26 November 2014.
13,750,828	Convertible Notes each with a face value of AUS1, expiring on 4 August 2025	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000
Phone: +61 2 9276 1224 Fax: +61 2 8569 1880
www.primabiomed.com.au ABN: 90 009 237 889

17 Policy for deciding entitlements in relation to fractions Not applicable 18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. Not applicable 19 Closing date for receipt of acceptances or renunciations Not applicable 20 Names of any underwriters Not applicable 21 Amount of any underwriting fee or commission Not applicable 22 Names of any brokers to the issue Not applicable 23 Fee or commission payable to the broker to the issue Not applicable 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders Not applicable 25 If the issue is contingent on +security holders’ approval, the date of the meeting Not applicable 26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled Not applicable 27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders Not applicable 28 Date rights trading will begin (if applicable) Not applicable Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000
Phone: +61 2 9276 1224 Fax: +61 2 8569 1880
www.primabiomed.com.au ABN: 90 009 237 889

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1—1,000 1,001—5,000 5,001—10,000 10,001—100,000 100,001 and over 37 ☐ A copy of any trust deed for the additional +securities Entities that have ticked box 34(b) 38 Number of securities for which +quotation is sought Not applicable 39 Class of +securities for which quotation is sought Not applicable 40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment Not applicable 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security) Not applicable Number +Class Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

42 Number and +class of all +securities quoted on ASX (including the securities in clause 38) Not applicable Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. • The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. • There is no reason why those +securities should not be granted +quotation. • An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty • Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. • If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: . Date: 1 October 2015 Company secretary Print name: Deanne Miller Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12 Amended 04/03/13 Part 1 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue 1,228,709,341 Add the following: • Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2 • Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval • Number of partly paid +ordinary securities that became fully paid in that 12 month period Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items 758,566,086 Subtract the number of fully paid +ordinary securities cancelled during that 12 month period Nil “A” 1,987,275,427 Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 298,091,314 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items Nil “C” Nil Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 298,091,314 Subtract “C” Note: number must be same as shown in Step 3 Nil Total [“A” x 0.15] – “C” 298,091,314 [Note: this is the remaining placement capacity under rule 7.1] Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

Part 2 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 1,987,275,427 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 198,727,543 Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: •This applies to equity securities – not just ordinary securities •Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed •Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained •It may be useful to set out issues of securities on different dates as separate line items Nil “E” Nil Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 198,727,543 Subtract “E” Note: number must be same as shown in Step 3 Nil Total [“A” x 0.10] – “E” 198,727,543 Note: this is the remaining placement capacity under rule 7.1A Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 8569 1880 www.primabiomed.com.au ABN: 90 009 237 889